UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2009

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this Form 6-K:

1.	Other Events

On April 24, 2009, O2Micro International Limited (the “Company”) issued its Annual Report for the year ended December 31, 2008, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. On April 24, 2009, the Company began distribution of such Annual Report, Annual Report insert, Annual General Meeting Proxy Statement and Extraordinary General Meeting Proxy Statement and Circular to the shareholders for the Annual General Meeting of Shareholders to be held on May 29, 2009 and for the Extraordinary Meeting of Shareholders to be held on May 29, 2009, respectively. A copy of the Annual Report inset, Annual General Meeting Proxy Statement and Extraordinary General Meeting Proxy Statement and Circular is attached hereto as Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4, respectively. Each is incorporated herein by reference.

2.	Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	2008 Annual Report

99.2	2008 Annual Report insert

99.3	Proxy Statement for the annual general meeting of shareholders to be held on May 29, 2009.

99.4	Proxy Statement and Circular for the extraordinary general meeting of shareholders to be held on May 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

May 7, 2009	By:	/s/ Sterling Du
Sterling Du Chief Executive Officer